UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

     Certification and Notice of Termination of Registration under Section 12(g) of the Securities Exchange Act of 1934 or Suspension of Duty to File Reports Under Sections 13 and 15(d) of the Securities Exchange Act of 1934

Commission File Number: 000-15227

THE DWYER GROUP, INC.

(Exact name of registrant as specified in its charter)

1010 N. University Parks Dr.
Waco, TX 76707
(254) 745-2400

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, $0.10 par value per share

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains)

     Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	☒	Rule 12h-3(b)(1)(i)	☐
Rule 12g-4(a)(1)(ii)	☐	Rule 12h-3(b)(1)(ii)	☐
Rule 12g-4(a)(2)(i)	☐	Rule 12h-3(b)(2)(i)	☐
Rule 12g-4(a)(2)(ii)	☐	Rule 12h-3(b)(2)(ii)	☐
		Rule 15d-6	☐

     Approximate number of holders of record as of the certification or notice date: One

     Pursuant to the requirements of the Securities Exchange Act of 1934, The Dwyer Group, Inc., a Delaware corporation, has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

THE DWYER GROUP, INC

DATE: October 30, 2003	By:	/s/ Dina Dwyer-Owens Name: Dina Dwyer-Owens Title President and CEO